Exhibit (n)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated May 31, 2016, with respect to the financial statements and financial highlights of Infinity Core Alternative Fund for the year ended March 31, 2016 which are contained in this Post-Effective Amendment No. 5 to the Registration Statement No. 333-194283 on Form N-2 (the “Registration Statement”). We consent to the use of the aforementioned report and to the use of our name as it appears under the captions “Financial Highlights” and “Independent Registered Public Accounting Firm; Legal Counsel” in the Prospectus and under the caption “Independent Registered Public Accounting Firm; Legal Counsel” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ GRANT THORNTON LLP

Chicago, Illinois

July 26, 2016